FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending November 21, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




                    GSK to Acquire Reliant Pharmaceuticals



        Addition of Lovaza to expand GSK cardiovascular portfolio in US

                  Acquisition provides sales, synergy benefits



London, UK, Philadelphia, PA, and Liberty Corner, NJ (November 21, 2007) - GlaxoSmithKline (LSE & NYSE: GSK) and Reliant Pharmaceuticals Inc. announced today that they had reached an agreement under which Reliant will be acquired by GSK for $1.65 billion (GBP800 million) in cash.



Reliant, a privately held specialty pharmaceutical company focused on cardiovascular therapies, recorded net sales of $341 million in the nine months ending September 30, 2007, an increase of 62% over the comparable time period a year earlier.



GSK expects the transaction will be slightly accretive to earnings in 2008, excluding integration costs, and will create additional value in following years.



Through its strategic in-licensing and development strategy, Reliant has developed a portfolio of specialty medicines combating heart disease, including US rights to LovazaTM (omega-3-acid ethyl esters), a treatment for adult patients with very high levels of triglycerides. Triglycerides are fatty substances in the blood associated with increased risks of coronary artery disease. Lovaza is indicated as an adjunct to diet to reduce triglyceride levels in adults with very high ((3)500 mg/dL) triglyceride levels.



High lipid levels continue to be a growing health problem in the United States, with up to 5 million people having triglyceride levels classified as very high. Lovaza is the only prescription omega-3 medicine approved by the US Food and Drug Administration for the treatment of very high triglycerides, and remains the only omega-3 medicine that, along with diet and exercise, has been clinically proven to provide a 45% reduction in triglycerides in adult patients with very high triglyceride levels.



Launched in late 2005, Lovaza (formerly known as Omacor(R)) achieved rapid uptake among patients and health care professionals. In the nine months ending September 30, 2007, net sales were $206 million, an increase of 115% over the first nine months of 2006.



Lovaza competes in the non-statin dyslipidemia segment of the US cardiovascular market, where it had achieved a 10% market share of total prescriptions as of September 30, 2007. Sales in the non-statin dyslipidemia market totaled approximately $2.2 billion in 2006 and are expected to grow in excess of 20% a year. GSK believes there is significant opportunity for future growth of Lovaza in this market segment.



Reliant licensed the rights to Lovaza in the US and Puerto Rico from Pronova BioPharma ASA (Oslo: PRON), a publicly traded Norwegian company that will continue to supply the product's primary material. Rights to Lovaza in other markets have been licensed by Pronova to several other companies.



Commenting on the acquisition agreement, Chris Viehbacher, President, US Pharmaceuticals, GSK, said, "The addition of Lovaza to the GSK portfolio adds a new driver of sales growth in the US business. It represents a strong strategic fit, complementing Coreg CR(R), a leading treatment for heart failure and hypertension, and adds to our growing profile in the cardiovascular disease area."



"Today is a momentous date for Reliant," said Bradley T. Sheares, CEO of Reliant. "We are very proud of the work that our employees have done to build this company, particularly the energy and perseverance of our sales teams, who have demonstrated their worth in building a formidable Lovaza franchise in less than 24 months. We see great additional potential through this acquisition for Lovaza and the patients who could benefit from it."


The acquisition is subject to approval by the US Federal Trade Commission and is expected to conclude before year-end.



In addition to Lovaza, Reliant Pharmaceuticals, based in Liberty Corner, NJ, currently markets three other in-licensed cardiovascular products - high blood pressure treatments DynaCirc CR(R) (isradipine) and InnoPran XL(R) (propanolol
HCl), as well as Rythmol SR(R) (propafenone), which treats abnormal heart rhythms, or arrhythmia.



S M Bicknell

Company Secretary



21st November 2007





About GSK

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit www.gsk.com.



GlaxoSmithKline forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2006.



About Reliant Pharmaceuticals

Reliant Pharmaceuticals, Inc. is a pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. Reliant currently markets four cardiovascular products in the United States and focuses on promoting its products to targeted primary care and specialty physicians, as well as selected hospitals and academic centers in the United States. Reliant's sales force infrastructure is comprised of approximately 880 sales and marketing professionals nationwide.



Reliant Pharmaceuticals forward-looking statements

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, and other factors that may cause Reliant's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Reliant's control and which could materially affect actual results, levels of activity, performance or achievements.







GlaxoSmithKline inquiries:

US media inquiries:                            Rick Sluder      (919) 483 2839


UK media inquiries:                            Philip Thomson   (020) 8047 5502
                                               Alice Hunt       (020) 8047 5502
                                               Joss Mathieson   (020) 8047 5502
                                               Claire Brough    (020) 8047 5502



US analyst/investor inquiries:                 Frank Murdolo    (215) 751 7002
                                               Tom Curry        (215) 751 5419



European analyst/investor inquiries:           David Mawdsley   (020) 8047 5564
                                               Sally Ferguson   (020) 8047 5543



Reliant inquiries:                             Marylou Rowe     (908) 542 4646




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 21, 2007                              By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc